599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

January 28, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood and Asia Timmons- Pierce

Re:	Microvast Holdings, Inc. (the “Company”) Amendment No. 4 to Registration Statement on Form S-1

Filed January 5, 2022

File No. 333-258978

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated January 24, 2022 (the “Comment Letter”) with respect to Amendment No. 4 to the Registration Statement on Form S-1 filed by the Company on January 5, 2022.

This letter is being submitted together with the Company’s filing of Amendment No. 5 to the Registration Statement on Form S-1 (the “Amendment No. 5”), which reflects revisions and updates, among other things, to address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 5. Capitalized terms used but not defined herein have the meaning ascribed to such terms in Amendment No. 5.

Amendment No. 5 to the Registration Statement on Form S-1 filed January 28, 2022

Prospectus Cover Page, page i

1.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on the prospectus cover page, page i.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Prospectus Summary, page 1

2.	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the prospectus summary, pages 1-2.

The PCAOB has been unable, and is currently unable, to inspect our independent registered public, page 28

3.	Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 29-30.

*****

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar

cc:	Bill Nelson, Shearman & Sterling LLP

Emily Leitch, Shearman & Sterling LLP